Exhibit 99.1

ENDRA Life Sciences Reports Second Quarter 2018 Financial Results

Management to Host Conference Call Today at 4:30 p.m. EDT

ANN ARBOR, Michigan – August 13, 2018 - ENDRA Life Sciences Inc. (“ENDRA”) (NASDAQ: NDRA), a developer of enhanced ultrasound technologies, reported its financial and operational results for the three and six months ended June 30, 2018.

Key Second Quarter 2018 and Subsequent Highlights:

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Completed TAEUS liver system and safety testing and now awaiting Health Canada’s investigational testing authorization (ITA) required to commence recruitment for the clinical study.

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The TAEUS application is under review as a Class-II device for the investigational testing pathway. Through ENDRA’s collaboration partners, Health Canada requested clarity on matters related to product labeling and ENDRA’s study duration. These comments are consistent with the normal application approval process.

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Granted four U.S. patents supporting the TAEUS™ clinical product, bringing ENDRA’s total current intellectual property portfolio to 39 patents and patent applications that are in preparation, filed, issued or licensed, encompassing a range of device and method-focused IP in targeted global markets:

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Two U.S. patents for correcting fat-induced aberrations & imaging biological tissue structures;

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One U.S. patent for magnetic resonance imaging (MRI) safety based on TAEUS technology; and

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One U.S. patent for non-Invasive fat assessment to support TAEUS™ clinical product targeting Non-Alcoholic Fatty Liver Disease.

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Commenced pre-commercialization activities to raise industry awareness in anticipation of the commercial launch in Europe, including securing exhibit space at notable liver disease and ultrasound industry events in Basel, Geneva, San Francisco and Chicago in the second half of 2018.

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Strengthened balance sheet with a June 2018 private placement of $1.1 million of convertible secured notes and warrants with management participation, extending the company’s operational runway.

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Showcased photoacoustic imaging technology at American Association for Cancer Research (AACR) annual meeting in Chicago.

Management Commentary

“We made continued progress towards the commercialization of our next generation Thermo-Acoustic Enhanced Ultrasound system in the second quarter,” said Francois Michelon, CEO of ENDRA Life Sciences. “We believe our unique technology, which will enable clinicians to visualize human tissue composition, function and temperature in ways previously possible only with CT & MRI - at a small fraction of the cost, and at the point-of-care, will see widespread adoption in the medical community.

“While ENDRA's first TAEUS application will focus on the quantification of fat in the liver for early detection and monitoring of Non-Alcoholic Fatty Liver Disease, which affects over 1 billion people globally, TAEUS is a highly scalable platform with multiple potential clinical applications and revenue streams. ENDRA’s goal is to bring new capabilities to ultrasound – a $13B market opportunity – and thereby broaden access to better healthcare,” continued Michelon.

“We remain eager and confident that ENDRA will receive Health Canada approval despite increased processing time, beyond our original expectations. In the meantime, we have advanced product development and have continued to build our intellectual property portfolio, anchored by the granting of four new U.S. patents, bringing our total intellectual property portfolio to 39 patents and patent applications that are in preparation, filed, issued or licensed.

“Despite the length of Health Canada’s processing of our application and its effect on our commercialization timeline, we are ramping up our go-to-market activities and attending key global industry events in the second half of 2018, in anticipation of our full commercial launch in the 2019.

On the financial front during the second quarter, ENDRA completed a private placement of convertible secured notes and warrants, strengthening our balance sheet and extending our operational runway. The ENDRA management team personally participated in this financing and we remain confident about the clinical value and future market adoption of our TAEUS clinical product,” concluded Michelon.

Second Quarter 2018 Financial Results

The company did not generate revenue in Q2 2018, compared to $57,772 in Q2 2017. The decrease is due to a decrease in service revenue from the company’s installed base of Nexus-128 systems.
Operating expenses increased to $1.8 million in Q2 2018 as compared to $1.1 million in Q2 2017. The increase in operating expenses was primarily due to increased research & development costs associated with the development of the TAEUS product.

Net loss in Q2 2018 totaled $1.8 million, or ($0.47) per basic and diluted share, as compared to a net loss of $1.4 million in Q2 2017.

Cash at June 30, 2018 totaled $2.2 million, as compared to $3.2 million at March 31, 2018.

Conference Call

ENDRA CEO Francois Michelon, CFO David Wells and CTO Michael Thornton will host a conference call, followed by a question and answer period.

To access the call, please use the following information:

Date: Monday, August 13, 2018
Time: 4:30 p.m. ET, 1:30 p.m. PT
Toll-free dial-in number: 1-877-407-8035
International dial-in number: 1-201-689-8035

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact MZ Group at 1-949-491-8235.

The conference call will be broadcast live and available for replay at http://www.investorcalendar.com/event/35753 and via the investor relations section of the Company’s website at www.endrainc.com.

A replay of the conference call will be available after 7:30 p.m. Eastern time through August 27, 2018.

Toll-free replay number:    1-877-481-4010
International replay number:    1-919-882-2331
Replay ID:    35753

About ENDRA Life Sciences Inc.
ENDRA Life Sciences Inc. ("ENDRA") (NASDAQ: NDRA) is a developer of enhanced ultrasound technologies. ENDRA is developing a next generation Thermo-Acoustic Enhanced UltraSound (TAEUS™) platform to enable clinicians to visualize human tissue composition, function and temperature in ways previously possible only with CT & MRI - at a fraction of the cost, and at the point-of-care. ENDRA's first TAEUS application will focus on the quantification of fat in the liver, for early detection and monitoring of Non-Alcoholic Fatty Liver Disease (NAFLD). ENDRA's goal is to bring new capabilities to ultrasound - thereby broadening access to better healthcare. For more information, please visit www.endrainc.com.

About Non-Alcoholic Fatty Liver Disease (NAFLD)
NAFLD is a condition closely associated with obesity, diabetes, hepatitis-C and certain genetic predispositions in which fat accumulates in the liver. NAFLD affects over 1 billion people globally and is estimated to cost the U.S healthcare system over $100B annually. NAFLD is often asymptomatic and, If left untreated, NAFLD can progress to inflammation (NASH), tissue scarring (fibrosis), cell death (cirrhosis) and liver cancer. By 2025, NAFLD is forecast to be the greatest root cause of liver transplants. The only tools currently available for diagnosing and monitoring NAFLD are impractical: expensive Magnetic Resonance Imaging (MRI) or an invasive surgical biopsy.

Forward-Looking Statements
All statements in this release that are not based on historical fact are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as "believe," "expect," "may," "will," "should," "could," "seek," "intend," "plan," "goal," "estimate," "anticipate" or other comparable terms. Examples of forward-looking statements include, among others, statements we make regarding expectations concerning ENDRA’s ability to secure regulatory approvals; anticipated product pricing; expectations with respect to current and future partnerships, including those with CIMTEC and StarFish; estimates of the timing of future events and achievements; and expectations concerning ENDRA’s business strategy. Forward-looking statements involve inherent risks and uncertainties which could cause actual results to differ materially from those in the forward-looking statements, as a result of various factors including, among others, the following: our ability to develop a commercially feasible technology; receipt of necessary regulatory approvals; our ability to find and maintain development partners, market acceptance of our technology, the amount and nature of competition in our industry; our ability to protect our intellectual property; and the other risks and uncertainties described in ENDRA’s filings with the Securities and Exchange Commission. The forward-looking statements made in this release speak only as of the date of this release, and ENDRA assumes no obligation to update any such forward-looking statements to reflect actual results or changes in expectations, except as otherwise required by law.

Company Contact:
David Wells
Chief Financial Officer
(734) 997-0464
investors@endrainc.com
www.endrainc.com

Media & Investor Relations Contact:
MZ North America
Chris Tyson
Managing Director
(949) 491-8235
NDRA@mzgroup.us
www.mzgroup.us

ENDRA Life Sciences Inc.

Condensed Consolidated Balance Sheets

	June 30	December 31,
Assets	2018	2017
Assets	(Unaudited)
Cash	$2,205,858	$5,601,878
Accounts receivable	11,770	6,850
Prepaid expenses	318,924	67,497
Inventory	279,210	191,680
Other current assets	18,553	14,249
Total Current Assets	2,834,315	5,882,154
Other Assets
Fixed assets, net	211,345	241,549
Total Assets	$3,045,660	$6,123,702

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable and accrued liabilities	$751,376	$848,214
Senior secured convertible promissory notes payable, net of discount	353,581	-
Total Liabilities	1,104,957	848,214

Stockholders’ Equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock, $0.0001 par value; 50,000,000 shares authorized; 3,923,027 and 3,923,027 shares issued and outstanding	392	392
Additional paid in capital	24,507,821	23,170,531
Accumulated deficit	(22,567,510)	(17,895,435)
Total Stockholders’ Equity	1,940,703	5,275,488
Total Liabilities and Stockholders’ Equity	$3,045,660	$6,123,702

ENDRA Life Sciences Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30	June 30	June 30	June 30
	2018	2017	2018	2017
Revenue	$-	$57,772	$6,174	$57,772

Cost of Goods Sold	-	51,427	-	51,427

Gross Profit	$-	$6,345	$6,174	$6,345

Operating Expenses
Research and development	839,756	174,725	2,508,579	270,539
Sales and marketing	41,357	6,904	148,534	8,028
General and administrative	941,956	881,570	2,009,747	1,145,329
Total operating expenses	1,823,068	1,063,199	4,666,860	1,423,897

Operating loss	(1,823,068)	(1,056,855)	(4,660,686)	(1,417,552)

Other Expenses
Other income (expense)	(23,704)	(374,937)	(11,389)	(755,862)
Total other expenses	(23,704)	(374,937)	(11,389)	(755,862)

Loss from operations before income taxes	(1,846,772)	(1,431,791)	(4,672,075)	(2,173,414)

Provision for income taxes	-	-	-	-

Net Loss	$(1,846,772)	$(1,431,791)	$(4,672,075)	$(2,173,414)

Net loss per share – basic and diluted	$(0.47)	$(0.59)	$(1.19)	$(1.37)

Weighted average common shares – basic and diluted	3,923,027	2,437,010	3,923,027	1,584,906

ENDRA Life Sciences Inc.
Condensed Consolidated Statements of Cash Flows
 (Unaudited)

	Six Months Ended	Six Months Ended
	June 30	June 30
	2018	2017
Cash Flows from Operating Activities
Net loss	$(4,672,075)	$(2,173,414)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	30,204	30,964
Common stock, options and warrants issued for services	749,749	306,184
Interest on discount of convertible debt	-	711,472
Imputed interest on promissory notes	-	1,480
Amortization of debt discount	5,822	-
Changes in operating assets and liabilities:
Increase in accounts receivable	(4,920)	-
Increase in prepaid expenses	(251,428)	(4,200)
Increase in inventory	(87,530)	(93,316)
Increase in other asset	(4,304)	(272)
Decrease in accounts payable and accrued liabilities	(96,838)	(157,618)
Net cash used in operating activities	(4,331,320)	(1,378,720)

Cash Flows from Investing Activities:
Purchases of fixed assets	-	(7,862)
Net cash used in investing activities	-	(7,862)

Cash Flows from Financing Activities
Proceeds from issuance of common stock, net of fees	-	8,590,700
Repayment of notes payable	-	(50,000)
Proceeds from senior secured convertible promissory notes, net of fees	935,300	225,000
Net cash provided by financing activities	935,300	8,765,700

Net Increase/(Decrease) in cash	(3,396,020)	7,379,118

Cash, beginning of period	5,601,878	144,953

Cash, end of period	$2,205,858	$7,524,071

Supplemental disclosures:
Interest paid	$-	$-
Income tax paid	$-	$-

Supplemental disclosures of non-cash Items:
Discount on convertible notes	$587,541	$225,000